Exhibit 99.1

Dehaier Medical Changed its Name to Lianluo Smart

Beijing, China – November 18, 2016, Dehaier Medical Systems Limited which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced that its name will change to Lianluo Smart Limited("Lianluo Smart" or the "Company"). The Company's Nasdaq stock ticker will change from DHRM to LLIT. These changes are expected to occur on Monday, November 21, 2016 when US markets open.

Lianluo Smart will devote to developing a global leading platform of smart devices, featured as informatization, big data and intellectualization.

Lianluo Smart's business will have three business sectors: medical wearable devices, smart devices and smart ecosystem platform.

The medical wearable sector will focus on wearable sleep respiratory devices. It will provide users with medical grade detection and monitoring, long-distant treatment and integration solution of professional rehabilitation. The Company now has professional and accurate collection and valuable big-data analytic technology, which can scientifically and accurately collect and count user data, provide chronic and high-risk patients with long-distance treatment and professional rehabilitation.

The smart devices sector is specialized in operating easy-using smart devices for sports, social contact, entertainment, remote-control, family health management, which can connect things and human in an intelligent way. The Company will constantly upgrade key algorithm based on big-data and develop smart devices based on the combination of hardware and software. This sector will cover several areas, including smart home, smart traveling and smart entertainment.

In the smart ecosystem platform sector, the Company will build up an ecosystem where things and things, things and human can interconnect easier. This is an ecosystem facing the future trend and can meet customer’s growing demand. It incorporates wearable devices, home furnishing, traveling smart devices and other smart devices with cloud computing.

About the change of company name and ticker, CEO of the Company, Mr. Ping Chen commented, "After successfully bringing in strategic investor Liaison Interactive, the Company expects to integrate current resources in the field of medical devices and Chinese medical institutions resources with Hangzhou Liaison Interactive Information Technology Co. Ltd. (“Liaison Interactive”) 's advantages and experience in intelligent hardware industrial chain, user operation and in the field of Group resources in Chinese domestic markets. In order to reflect the determination to realize its ambition in the field of smart wearable device, the Company decided to change its name to Lianluo Smart. “Lianluo” in Chinese means “Connection”. We used to be a company specializing in wearable sleep respiratory devices. As we are growing, “Dehaier” is not enough to reflect what we are. So we decide to change the company name to better reflect our vision. Lianluo Smart will dedicate to becoming a global leading smart devices and platform provider. The Company believes that current professional medical resources, Liaison Interactive’s enormous user resources, and the advantages of their combination in the field of internet will constantly improve its compatibility. The Company will expand from mobile healthcare to every corner of smart life, which characterized by big data and intellectualization. It will benefit users with healthy, professional, scientific and intelligent integration solution. Lianluo Smart will constantly bring in global leading technology and resources follow up with the leading trend of technology and innovation, fight for boost of user experience and maximizing interests of shareholders."

Finally, the Company has changed its Investors Relations contact email to investor@lianluosmart.com. We welcome investors to communicate with us.

About Lianluo Smart Limited

Lianluo Smart Limited is an intelligent smart products provider in China and international markets, which develops medical wearable devices, intelligent smart devices and ecosystem platform. The medical wearable sector’s major products are series of wearable sleep respiratory devices. It will provide users with medical grade detection and monitoring, long-distant treatment and integration solution of professional rehabilitation. The smart devices sector is specialized in operating easy-using smart devices for sports, social contact, entertainment, remote-control, family health management, which can realize maximum interconnection of things and interconnection between things and human. The smart ecosystem platform sector is an ecosystem facing future, interconnecting things and things, things and human. Lianluo Smart Limited is endeavoring to integrate all resources to become a leading provider of intelligent smart products both in domestic and international markets. More information may be found at http://www.dehaier.com.cn which we use it now pending the reservation of the new website.

For more information, please contact:

Lianluo Smart Limited

Mary Li

+86 10-5166-0080 ext. 211

 investor@lianluosmart.com